UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☑ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION

Valcent Products Inc.
Full Name of Registrant
Nettron.com, Inc.
Former Name if Applicable
420 - 475 Howe Street
Address of Principal Executive Office (Street and Number)
Vancouver, British Columbia V6C 2B3
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Valcent Products Inc. could not file the requisite Annual Report on Form 20-F within the prescribed period as a consequence of our having recently undergone a significant restructuring and change in business direction, certain information pertaining to which is necessary for preparing a complete and accurate Form 20-F and which could not be obtained within the prescribed period without unreasonable effort or expense.

In a press release dated August 5, 2005, we announced the completion of a certain Master License Agreement by and amongst ourselves and MK Enterprises LLC, whereby we acquired the exclusive worldwide right to manufacture, market and sell certain technology developed by MK Enterprises LLC. To finance the license acquisition as well as the ongoing development and marketing of the underlying technology, we concurrently entered into a private placement transaction, whereby we received certain funds in consideration of our issuance of convertible debentures and common stock purchase warrants.

We are filing this Form 12b-25 Notification of Late Filing, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, and will file the subject Annual Report on Form 20-F not later than October 15, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	F. George Orr	(604)	606-7979
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes ☑	No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☐	No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Valcent Products Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 30, 2005	By:	/s/ F. George Orr
Name: F. George Orr
Title: Secretary